UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Illig, Clifford W
   2800 Rockcreek Parkway


   Kansas City, MO  64117-2551
2. Issuer Name and Ticker or Trading Symbol
   Cerner Corporation (CERN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   09/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice Chairman
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  09/07/00    S        5,000         D  $41.250000                  D  Direct
Common Stock                                  09/07/00    S        5,000         D  $42.000000                  D  Direct
Common Stock                                  09/07/00    S        4,900         D  $41.500000                  D  Direct
Common Stock                                  09/07/00    S        100           D  $41.625000                  D  Direct
Common Stock                                  09/13/00    S        5,000         D  $41.250000                  D  Direct
Common Stock                                  09/13/00    S        4,400         D  $41.500000                  D  Direct
Common Stock                                  09/13/00    S        3,500         D  $42.000000                  D  Direct
Common Stock                                  09/13/00    S        600           D  $41.562500                  D  Direct
Common Stock                                  09/13/00    S        1,500         D  $42.125000                  D  Direct
Common Stock                                  09/14/00    S        1,000         D  $43.125000   3,035,421      D  Direct
Common Stock                                                                                     195,667        I  by Spouse
Common Stock                                                                                     5,226          I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Illig, Clifford W
DATE